Exhibit 99.1
ROUGE RESOURCES LTD.
203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739	Fax: (604) 831-2735

March 15, 2010	OTC BB: ROUGF

PRIVATE PLACEMENT FINANCING

Rouge Resources Ltd. (the "Company") announces that it has agreed to a non-brokered private placement of up to $2,000,000 of its securities consisting of the sale of up to 40,000,000 units at a price of $0.05 per unit, each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant, each such warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years.

The proceeds of the private placement will be used to pay accounts payable, to conduct a work program on the Company's property and for general working capital purposes.

ROUGE RESOURCES LTD.

per: /s/ "Linda Smith"
Linda Smith, President